UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

DHT HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	Not Applicable
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)

Clarendon House 2 Church Street, Hamilton HM 11 Bermuda	Not Applicable
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Stock Purchase Rights	The New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.          ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.          ☐

Securities to be registered pursuant to Section 12(g) of the Act: None.

Securities Act registration statement file number to which this form relates :	N/A
(If applicable)

Item 1. Description of Registrant’s Securities to be Registered.

On January 29, 2017, the Board of Directors (the “Board”) of DHT Holdings, Inc. (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share, of the Company (the “Common Stock”), to purchase from the Company one ten-thousandth of a share of Series C Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Stock”) at a price of $22.00 per one ten-thousandth of a share of Preferred Stock (the “Purchase Price”), subject to adjustment as provided in the Rights Agreement (defined below).  The dividend is payable to stockholders of record at the close of business on February 9, 2017 (the “Record Date”).  The description and terms of the Rights are set forth in a Rights Agreement, dated as of January 29, 2017 (as the same may be amended from time to time, the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agent”).

In addition to the reasons described in the press release filed as Exhibit 99.1 to the Company's Current Report on Form 6-K on the date hereof, the Board adopted the Rights Agreement to ensure that the Board remains in the best position to perform its fiduciary duties and to enable all stockholders of the Company to receive fair and equal treatment. Adopting the Rights Agreement is also designed to allow all stockholders of the Company to realize the long-term value of their investment by reducing the likelihood that any person or group would gain control of the Company through open market accumulation or other coercive takeover tactics without appropriately compensating the Company’s stockholders for such control or providing the Board sufficient time to make informed judgments. The Rights may cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Board.  As a result, the overall effect of the Rights Agreement and the issuance of the Rights may be to render more difficult or discourage a merger, tender or exchange offer or other business combination involving the Company that is not approved by the Board.

The following is a summary of the terms of the Rights Agreement.  The summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, a copy of which is attached as Exhibit 2.1 and incorporated herein by reference.

Effectiveness

The Rights Agreement became effective on January 29, 2017 (the “Effective Date”).  Upon and following the Effective Date, Rights will be issued in respect of all outstanding shares of Common Stock on the Record Date, and for all shares of Common Stock issued after the Record Date and, subject to the terms described in the Rights Agreement, prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights or the expiration of the Rights.

Distribution and Transfer of Rights; Distribution Date; Rights Certificates

Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and become exercisable following the earlier of (i) 10 business days from the public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (as defined below) or such earlier date on which a majority of the Board of Directors of the Company becomes aware of the existence of an Acquiring Person or (ii) such date (prior to such time as any person or group of affiliated persons becomes an Acquiring Person), if any, as may be determined by action of the Board following the commencement of, or public announcement of an intention to commence, a tender or exchange offer the consummation of which would result in any person or group of affiliated or associated persons becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”).  Except in certain situations, a person or group of affiliated or associated persons becomes an “Acquiring Person” upon acquiring beneficial ownership of 10% (15% in the case of a passive institutional investor) or more of the outstanding shares of Common Stock.  Any person or group of affiliated or associated persons that owned 10% (15% in the case of a passive institutional investor) or more of the Common Stock as of January 29, 2017, will not become an “Acquiring Person”, however, unless that person or group of affiliated or associated persons subsequently acquires additional shares of Common Stock.  Certain synthetic interests in securities created by derivative positions – whether or not such interests are considered to be ownership of the underlying Common Stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended – are treated as beneficial ownership of the number of shares of the Common Stock equivalent to the economic exposure created by the derivative security, to the extent actual shares of Common Stock are directly or indirectly beneficially owned by a counterparty to such derivative security.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a legend incorporating the Rights Agreement by reference (and notice of such legend will be furnished to holders of book entry shares). Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock (or of any book entry shares of Common Stock) outstanding as of the Record Date, even without such legend (or notice of such legend) or a copy of the Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate (or book entry). As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date.  The Rights will expire on January 28, 2018, unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below, or upon the occurrence of certain transactions.

Preferred Stock Purchasable Upon Exercise of Rights

Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the one ten-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

Flip-In Trigger

If any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right (other than Rights beneficially owned by the Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof which will thereupon become null and void) will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right.

Flip-Over Trigger

If, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof which will have become null and void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.

Exchange Provision

At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board may exchange the Rights (other than Rights owned by such Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof which will have become null and void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company’s preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

Redemption of the Rights

At any time prior to the time any person or group becomes an Acquiring Person, the Board may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right (the “Redemption Price”) payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board shall determine.  The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish.  Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendment of Terms of Rights Agreement and Rights

For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner.  After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights (other than an Acquiring Person, affiliates and associates of an Acquiring Person and certain transferees thereof).

Voting Rights; Other Stockholder Rights

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Anti-Dilution Provisions

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (other than regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

The Certificate of Designation of Series C Junior Participating Preferred Stock of DHT Holdings, Inc. and the Rights Agreement, dated as of January 29, 2017, between DHT Holdings, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, specifying the terms of the Rights are attached hereto as exhibits and are incorporated herein by reference.  The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

Item 2. Exhibits.

1.
Certificate of Designation of Series C Junior Participating Preferred Stock of DHT Holdings, Inc. (incorporated by reference to Exhibit 3.1 of the Current Report on Form 6-K dated January 30, 2017, of DHT Holdings, Inc.).

2.
Rights Agreement, dated as of January 29, 2017, between DHT Holdings, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Current Report on Form 6-K dated January 30, 2017, of DHT Holdings, Inc.).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

DHT HOLDINGS, INC.

Date: January 30, 2017	By:	/s/ Eirik Ubøe
Name: Eirik Ubøe
Title: Chief Financial Officer